Mail Stop 3561   January 31, 2007

Barry J. Sanders, President
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

       Re: **American DG Energy Inc.**
                Amendment No. 3 to Form 10-SB
                Filed January 17, 2007
                File No. 0-52294

Dear Mr. Sanders:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

The Role of Distributed Generation, page 5

1. We note your response to comment 3 in our letter of January 5, 2007. You state that "on occasion" you may become independent from the electric utility grid and require no connection to the grid. Please discuss under what circumstances this would occur and the frequency.

2. In this regard, it is unclear what the advantages are of your system running in parallel to the utility system. Why would the customer invest in your system if they continue to need the electric grid? Please discuss, clearly indicating whether your system as designed was intended to run in parallel to the utility system or to stand alone.

"There has been a significant deficiency in our financial controls and procedures,"
page 16

3. We note your response to comment 4 in our letter of January 5, 2007. Mitigating language is not appropriate in a risk factors section. Accordingly, please eliminate the last two sentences of the first paragraph and the second paragraph of this risk factor. Also, as previously requested, please revise this caption to describe the potential risks of this deficiency.

Barry J. Sanders
American DG Energy Inc.
January 31, 2007
Page 2

4. Please review your risk factor captions to ensure they describe the risks, rather than state facts that give rise to the risks. For example, "We do not intend to pay cash dividends" does not explain the risk. Please revise as necessary.

***

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin Miller, Esq.
        Fax: 617-338-2880